As filed with the Securities and Exchange Commission on September 14, 2006

Registration No. 333-13706

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

_______________________

POST-EFFECTIVE AMENDMENT NO. 3 TO THE

FORM F-6
REGISTRATION STATEMENT
under
THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts

of

LOGITECH INTERNATIONAL S.A.
(Exact name of issuer of deposited securities as specified in its charter)
N/A
(Translation of issuer's name into English)
SWITZERLAND
(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK
(Exact name of depositary as specified in its charter)
One Wall Street New York, N.Y.  10286
(212) 495-1784
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York
ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

 (Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Peter B. Tisne, Esq.
Emmet, Marvin & Martin, LLP
120 Broadway
New York, New York  10271
(212) 238-3010

It is proposed that this filing become effective under Rule 466
[ ] immediately upon filing
[ ] on ( Date ) at ( Time ).
If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

Pursuant to Rule 429 under the Securities Act of 1933, the Prospectus contained herein also relates to the Depositary Shares of the registrant covered by a previous Registration Statement on Form F-6 of the registrant (Regis. No. 333-06464).

The prospectus consists of the proposed revised form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement, as amended, filed as Exhibit 1 to this Registration Statement, which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus
1. Name and address of depositary	Introductory Article
2. Title of American Depositary Receipts and identity of deposited securities	Face of American Depositary Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of American Depositary Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Paragraphs (15) and (16)
(iii) The collection and distribution of dividends	Paragraphs (12), (14) and (15)
(iv) The transmission of notices, reports and proxy soliciting material	Paragraphs (11), (15) and (16)
(v) The sale or exercise of rights	Paragraph (13)
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (12) and (17)
(vii) Amendment, extension or termination of the Deposit Agreement	Paragraphs (20) and (21)
(viii) Rights of holders of American Depositary Receipts to inspect the transfer books of the Depositary and the list of holders of Receipts	Paragraph (11)
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (2), (3), (4), (6) and (8)
(x) Limitation upon the liability of the Depositary	Paragraphs (13) and (18)

3. Fees and Charges	Paragraph (7)

Item - 2.

Available Information

Public reports furnished by issuer	Paragraph (11)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.-1

Form of Amendment No. 3 to Deposit Agreement dated as of ____________, 2006, among Logitech International S.A., The Bank of New York as Depositary, and Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder. - Filed herewith as Exhibit 1.

a.-2

Amendment No. 2 to Deposit Agreement dated as of August 2, 2001, among Logitech International S.A., The Bank of New York as Depositary, and Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder. – Previously filed.

a.-3

Amendment No. 1 to Deposit Agreement dated as of July 5, 2000, among Logitech International S.A., The Bank of New York as Depositary, and Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder. – Previously filed.

a.-4

Deposit Agreement dated as of March 27, 1997, among Logitech International S.A., The Bank of New York as Depositary, and Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder. – Previously filed.

b.

Any other agreement to which the Depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented. - Not Applicable.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) above.

d.

Opinion of Sullivan & Cromwell, counsel for the Depositary, as to legality of the securities to be registered. – Previously Filed.

Item - 4.

Undertakings

Previously Filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, September 14, 2006.

Legal entity created by the agreement for the issuance of American Depositary Receipts for Registered Shares of the par value of CHF 0.25 each, of Logitech International S.A.

By:

The Bank of New York,
 As Depositary

By:  /s/ Joanne F. DiGiovanni

Name:  Joanne F. DiGiovanni

Title:    Vice President

Pursuant to the requirements of the Securities Act of 1933, Logitech International S.A. has caused this Post-Effective Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Fremont, California on September 14, 2006.

Logitech International S.A.

By:  /s/ Guerrino De Luca

Name: Guerrino De Luca

Title: President and Chief Executive Officer

By:  /s/ Mark J. Hawkins
Name:  Mark J. Hawkins
Title:  Chief Financial Officer and Authorized U.S. Representative

Each person whose signature appears below hereby constitutes and appoints Guerrino De Luca and Mark J. Hawkins, and each of them severally, his true and lawful attorney-in-fact with power of substitution and resubstitution to sign in his name, place and stead in any and all capacities the Registration Statement and any and all amendments thereto (including post-effective amendments) and any documents in connection therewith, and to file the same with the Securities and Exchange Commission, granting unto each of said attorneys full power to act with or without the other, and full power and authority to do and perform, in his name and on his behalf, every act whatsoever which such attorneys, or any one of them, may deem necessary or desirable to be done in connection therewith as fully and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 3 to the Registration Statement has been signed by the following persons in the capacities indicated below and on September 14, 2006.

/s/ Daniel Borel Name: Daniel Borel Chairman of the Board	/s/ Guerrino De Luca Name: Guerrino De Luca President, Chief Executive Officer and Director (Principal Executive Officer)
/s/ Gary Bengier Name: Gary Bengier Director	/s/ Mark J. Hawkins Name: Mark J. Hawkins Chief Financial Officer (Principal Financial Officer, Principal Accounting Officer and Authorized U.S. Representative)
/s/ Matthew Bousquette Name: Matthew Bousquette Director	/s/ Kee-Lock Chua Name: Kee-Lock Chua Director
/s/ Erh-Hsun Chang Name: Erh-Hsun Chang Director	/s/ Shin’ichi Okamoto Name: Shin’ichi Okamoto Director
/s/ Monika Ribar Name: Monika Ribar Director

INDEX TO EXHIBITS

Exhibit Letter	Exhibit
1

Form of Amendment No. 3 to Deposit Agreement dated as of ____________, 2006 among Logitech International S.A., The Bank of New York as Depositary, and Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder.